UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



For the month of        February         , 2004
                 ------------------------
Commission File Number:  001-13196
                         -----------------

                               DESC, S.A. DE C.V.
                               ------------------
                 (Translation of registrant's name into English)

 PASEO DE LOS TAMARINDOS 400-B, BOSQUES DE LAS LOMAS, 05120 MEXICO, D.F., MEXICO
 -------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form  20-F  X                  Form 40-F
           ---                            ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes      No  X
    ---     ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:



                     Item
                     ----

           1. Notice of Registrant, dated February 19, 2004, announcing Special Shareholders Meeting for the Series C shareholders

           2. Notice of Registrant, dated February 19, 2004, announcing General Ordinary and Extraordinary Shareholders Meeting

                                                                          Item 1
                                   [Desc Logo]


                               DESC, S.A. DE C.V.


N O T I C E
Pursuant to articles 183, 187 and 195of the General Corporations Law, the Corporate By-laws and to the resolution of the Board of Directors, the Series "C" shareholders of DESC, S.A. DE C.V. are hereby called to the SPECIAL SHAREHOLDERS MEETING, to be held at 9:00 a.m. on March 8, 2004, in the Auditorium located in the Ground Floor of the Arco Torre I building, at the Arcos Bosques Corporativo business center, situated at Paseo de Tamarindos No. 400-B, Col. Bosques de las Lomas, Mexico, D.F. 05120, to consider the items in the following:

                                     AGENDA

I. PRESENTATION AND APPROVAL, IF APPROPRIATE, OF A PROPOSAL TO REESTRUCTURE THE SERIES SHARES OF THE CAPITAL STOCK, INCLUDING THE MANDATORY CONVERSION OF ALL SERIES "C" SHARES INTO SERIES "B" SHARES AND THE CANCELLATION OF THE CORRESPONDING REGISTRATION IN THE MEXICAN NATIONAL REGISTRY OF SECURITIES (REGISTRO NACIONAL DE VALORES).

II.       DESIGNATION OF DEPUTIES TO FORMALIZE THE RESOLUTIONS ADOPTED AT THE
          MEETING.

III.      READING AND APPROVAL OF THE MINUTES OF THIS MEETING.

The shareholders are reminded that in order to attend the Meeting, they must deposit in the Secretariat of the Corporation, located at Paseo de los Tamarindos, No. 400-B, 30th. floor, Col. Bosques de las Lomas, Mexico, D.F. 05120, at least one day prior the date set for the Meeting, their stock certificates or a certificate issued by a credit institution or a brokerage house, evidencing deposit of their stock certificates. The admission cards shall be delivered against the delivery of said stock or deposit certificates. The shareholders may attend personally or be represented by an attorney-in-fact, appointed by a simple letter proxy. The letter proxy forms will be available in such Secretariat of the Corporation from February 19, 2004 to the day before the date of the Meeting.

                         Mexico, D.F., February 19, 2004

                            /s/ ERNESTO VEGA VELASCO

                              ERNESTO VEGA VELASCO
                       SECRETARY OF THE BOARD OF DIRECTORS

                                                                          Item 2

                                   [DESC Logo]

                               DESC, S.A. DE C.V.

N O T I C E

Pursuant to articles 180, 182, 183, 186 and 187 of the General Corporations Law, the Corporate By-laws and to the resolution of the Board of Directors, the shareholders of DESC, S.A. DE C.V. are hereby called to a GENERAL ORDINARY AND EXTRAORDINARY SHAREHOLDERS MEETING, to be held at 10:00 a.m. on March 8, 2004, in the Auditorium located in the Ground Floor of the Arco Torre I building, at the Arcos Bosques Corporativo business center, situated at Paseo de Tamarindos No. 400-B, Col. Bosques de las Lomas, Mexico, D.F. 05120, to consider the items in the following:

                                  A G E N D A

I. PRESENTATION AND APPROVAL, IF APPROPRIATE, OF A PROPOSAL TO RESTRUCTURE THE SERIES OF SHARES OF THE CAPITAL STOCK, INCLUDING THE MANDATORY CONVERSION OF ALL SERIES "C" SHARES INTO SERIES "B" SHARES AND THE CANCELLATION OF THE REGISTRATION OF THE SERIES "C" SHARES IN THE MEXICAN NATIONAL REGISTRY OF SECURITIES (REGISTRO NACIONAL DE VALORES).

II. VOLUNTARY CONVERSION OF SERIES "A" SHARES INTO SERIES "B" SHARES AND VOLUNTARY CONVERSION OF SERIES "B" SHARES INTO SERIES "A" SHARES, AT THE REQUEST OF INTERESTED SHAREHOLDERS IN EACH CASE UP TO THE AMOUNT DETERMINED, AS APPROPRIATE, BY THE SHAREHOLDERS MEETING.

III. PRESENTATION AND APPROVAL, IF APPROPRIATE, OF A PROPOSAL TO AMEND THE BY-LAWS OF DESC, S.A. DE C.V.

IV. PRESENTATION AND APPROVAL, IF APPROPRIATE, OF A PROPOSAL TO INCREASE THE CAPITAL STOCK OF THE COMPANY.

V.        DESIGNATION OF DEPUTIES TO FORMALIZE THE RESOLUTIONS ADOPTED AT THE
          MEETING.

VI.       READING AND APPROVAL OF THE MINUTES OF THIS MEETING.

The shareholders are reminded that in order to attend the Meeting, they must deposit in the Secretariat of the Corporation, located at Paseo de los Tamarindos, No. 400-B, 30th. floor, Col. Bosques de las Lomas, Mexico, D.F. 05120, at least one day prior the date set for the Meeting, their stock certificates or a certificate issued by a credit institution or a brokerage house, evidencing deposit of their stock certificates. The admission cards shall be delivered against the delivery of said stock or deposit certificates. The shareholders may attend personally or be represented by an attorney-in-fact, appointed by a simple letter proxy. The letter proxy forms will be available in such Secretariat of the Corporation from February 19, 2004 to the day before the date of the Meeting.

                         Mexico, D.F., February 19, 2004

                            /s/ ERNESTO VEGA VELASCO


                              ERNESTO VEGA VELASCO
                       SECRETARY OF THE BOARD OF DIRECTORS

                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                             Desc, S.A. de C.V.
                                                (Registrant)



Date:    February 19, 2004                   By  /s/ Arturo D'Acosta Ruiz
------------------------------                   -------------------------------
                                                        (Signature)

                                                 Name:  Arturo D'Acosta Ruiz
                                                 Title: Chief Financial Officer